AIS

06012191

March 16, 2006

RECEIVED

2006 APR -4 A 11:45

OFFICE OF INTERNATIONAL CORPORATE FINANCE

The U.S. Securities and Exchange Commission
450 Fifth Street N.W., Room 3011
Office of International Corporate Finance, Mail Stop 3-2
Washington, DC 20549
UNITED STATES OF AMERICA

SUPPL

Attention: International Corporate Finance Office

Re: Information Filing to the Stock Exchange of Thailand of Advanced Info Service Public Company Limited

TO WHOM IT MAY CONCERN

Pursuant to Rule 12g3-2(b)(1)(iii) and on behalf of Advanced Info Service Public Company Limited (the "Company") (**File No. 82-3236**), the information described below is enclosed for your attention.

- **Stock Exchange of Thailand Filing, AIS-CP 037/2006 and AIS-CP 039/2006**

Subject: 1. Notification of the Interest Rate of Debentures of the Company (AIS093B)
2. Notification of the Resolutions of the Board of Directors' Meeting No. 4/2006

Date: March 16, 2006

The supplement information is provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on January 16, 1997.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed return receipt copy of this letter and returning it to the Group Compliance by fax at (662) 299-5252 attention Ms. Saowanee Tengvongvatana.

If you have any questions, please do not hesitate to contact the undersigned in Bangkok, Thailand at (662) 299-5561 or by emailing saowanee.t@shincorp.com

Thank you for your attention in this matter.

PROCESSED

APR 05 2006

THOMSON FINANCIAL

Faithfully yours,

S. Sitasuwan

Mrs. Siripen Sitasuwan
President & Group CFO
Shin Corporation Plc.

dlw 4/4

Enclosure

Summary Translation Letter
To the Stock Exchange of Thailand
March 16, 2006

AIS-CP 037/2006

March 16, 2006

Re: Notification of the Interest Rate of Debentures of the Company (AIS093B)

To: The President
The Stock Exchange of Thailand

Refer to: The Letter No. IVS.06/0853 of Thai Military Bank on March 16, 2006

Advanced Info Service Public company Limited ("the Company") would like to inform you regarding the interest rate of debentures of the Company (AIS093B), the details are shown in the referenced letter.

Referenced Letter

IVS.06/0853

March 16, 2006

President
The Stock Exchange of Thailand
62 Rachadapisek Road, Bangkok 10110

RE: Interest rate on AIS093B, payable on September 21, 2006

Dear Sir,

We, THAI MILITARY BANK Plc As a Registrar & Paying Agent Debentures of ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED NO.2/2002, Due 2009 would like to announce that the interest rate for this period is equal to 6.10% per annum from the period of March 21, 2006 to September 20, 2006 for 184 days.

Note: The rate 6.10% is calculated from 4.00% plus 2.10%. The rate 4.00% is the average interest rate per annum quoted by Bangkok Bank Plc, Krung Thai Bank Plc, Kasikornbank Plc and The Siam Commercial Bank Plc to be payable to its customers for 6 months.

Summary Translation Letter
To the Stock Exchange of Thailand
March 20, 2006

AIS-CP 039/2006

March 20, 2006

Subject: Notification of the Resolutions of the Board of Directors' Meeting No. 4/2006 of Advanced Info Service Public Company Limited ("the Company") regarding Corporate Governance Policy, Form 56-1, Appointment of Directors and Connected Transaction.

To: The President
The Stock Exchange of Thailand

We would like to inform you that at the Board of Directors Meeting No. 4/2006, held on March 20, 2006 in the Meeting Room, 27th floor, Shinawatra Tower 1, 414 Phahonyothin Road, SamsenNai, Phayathai, Bangkok, the following matters were resolved:

1. Certified the Minutes of the Board of Directors' Meeting No. 3/2006 held on February 27, 2006;

2. Approved the amendments to the Company's corporate governance policy to raise the level of good corporate governance in line with the Stock Exchange of Thailand's regulations;

3. Approved the information to be disclosed in the Company's Form 56-1 for 2005;

4. Considered the self-assessment undertaken by the Board of Directors;

5. Approved the appointment of Mr. Allen Lew Yoong Keong, the representative director of SingTel Strategic Investments Pte Ltd., to replace Ms. Jeann Low Ngiap Jong who resigned from the position;

6. Approved the appointment of Mrs. Tasanee Manorot as a new director, independent director and member of the Audit Committee as proposed by the Nomination Committee along with the appointment of Mr Boonchoo Direksathapon as Chairman of the Audit Committee.

   However, because this appointment will increase the number of the Company's directors from 10 to 11, it will require approval at the 2006 Annual General Meeting of Shareholders;

7. Approved entering into the following management agreement between the Company and Shin Corporation Plc ("SHIN"):

Date of Transaction	For two (2) years from January 1, 2006 to December 31, 2007
Parties Involved	
Employer	ADVANC
Contractor	SHIN
Relationship with Listed Company	SHIN is a major shareholder of ADVANC (42.80% holding).

General Characteristics of the Transaction	ADVANC will employ SHIN to provide management services for 2 years as follows: ▪ General management, consisting of advisory services including management and expertise team support. ▪ Financial management, consisting of credit management and currency & interest rate risk management.
Total Value of the Consideration	The management fee is approximately three hundred and sixty (360) million baht and is capped at four hundred (400) million baht for 2 years, excluding the financial management fee, which will be paid when the service has been provided.
Basis Used to Determine the Value	▪ The management fee is based on the standard fee charged by international companies. ▪ The financial management fee is based on current market rates.
The Board of Directors' opinion	The Board of Directors has considered that the fees and benefits of this transaction are appropriate. The directors who have a conflict of interests did not attend the meeting or have any voting rights.
Connected Transaction and its Conditions	This transaction is considered to be a connected transaction of listed companies, as prescribed in the *Notification of the Stock Exchange of Thailand (SET), Re: Rules, Procedures and Disclosure of Connected Transactions of Listed Companies* in a category of supporting normal business transactions. The size of the transaction is over 0.03% but less than 3.00% of net tangible assets, thus the Company should gain approval from the Board and report this transaction matter to the SET.

8. Ratified the transfer of capital of 3G in a limited amount not exceeding USD 120 million and approved an additional capital expenditure of USD 40 million for the procurement of equipment for expansion of the GSM network Phase 16 in order to increase the service capacity for the Company's subscribers and improve the traffic and signaling efficiency.